NEWS RELEASE                                                                                  February 15, 2007

CANETIC RESOURCES TRUST CONFIRMS MONTHLY DISTRIBUTION AND FOURTH QUARTER CONFERENCE CALL DETAILS

CALGARY, ALBERTA (CNE.UN – TSX; CNE – NYSE)– Canetic Resources Trust is pleased to announce that a cash distribution of C$0.19 per trust unit will be paid on March 15, 2007 to unitholders of record on February 28, 2007. The trust units of Canetic will commence trading on an ex-distribution basis on February 26, 2007. Using a Canadian to U.S. dollar exchange rate of $0.86, the distribution amount is approximately U.S. $0.16 per Trust Unit. The actual U.S. dollar equivalent distribution for unitholders who hold units through a brokerage firm will be based upon the Canadian to U.S. dollar exchange rate in effect on the payment date, net of applicable Canadian withholding taxes.  Registered unitholders are paid directly by Canetic’s transfer agent, Computershare, and the distribution will be based on the Canadian to U.S. dollar exchange rate as of the date of record, net of applicable Canadian withholding taxes.

Canetic’s regular monthly distribution is expected to remain at C$0.19 per trust unit for the foreseeable future.  Canetic reviews its distribution policy on an ongoing basis based on Canetic’s view of future operations, business development opportunities and internal cash flow projections which incorporate Canetic’s production forecasts, commodity prices, interest rate and foreign exchange expectations, hedging activities and spending requirements.  Future distributions remain subject to change as dictated by changes in those variables.

Canetic currently anticipates releasing its fourth quarter 2006 and year-end results on Thursday, March 8, 2007 following the close of markets.  Canetic will host a conference call to discuss the results on Friday, March 9, 2006.  The conference call will begin at 9:00 am MST.  To participate, you may call toll free at 1 (800) 769-8320 or (416) 695-5259 (Toronto area).  A telephone replay will be available until March 31, 2007, by dialing 1(888) 509-0081 or (416) 695-5275 (Toronto).

Canetic is one of Canada’s largest oil and gas royalty trusts.  Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E and the trust units are listed on the New York Stock Exchange under the symbol CNE.  For further information, please see the website at www.canetictrust.com or contact Canetic investor relations by email at: Info@canetictrust.com or toll free telephone at 1-877-539-6300.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations

(403) 539-6300
Toll Free – 1-877-539-6300

info@canetictrust.com

www.canetictrust.com

ADVISORY: Certain information regarding Canetic Resources Trust including management’s assessment of exchange rates,  Canadian withholding taxes  and Canetic's distribution policy may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions,  ability to access sufficient capital from internal and external sources; failure to obtain required regulatory approvals, changes in legislation, including but not limited to tax laws and environmental regulations.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Canetic’s operations or financial results are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC’s website (www.sec.gov) or at Canetic's website (www.canetictrust.com).